U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. __)
Please place an ✓ in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:
Securities Act Rule 801 (Rights Offering) ☑
Securities Act Rule 802 (Exchange Offer) ☐
Exchange Act Rule 13e-14(h)(8) (Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
Financiera Independencia, S.A.B de C.V., SOFOM ENR

(Name of Subject Company)
Independence Finance, S.A.B de C.V., SOFOM ENR

(Translation of Subject Company’s Name into English)
United Mexican States

(Jurisdiction of Subject Company’s Incorporation or Organization)
Vicente Gutierrez

(Name of Person(s) Furnishing Form)
Single Series Shares, Without Expression of Par Value

(Title of Class of Subject Securities)
-

(CUSIP Number of Class of Securities (if applicable)
Vicente Gutierrez
Prolangación Paseo de la Reforma 600-301
Col. Santa Fe Peña Blanca
Mexico City, Mexico 01210
(5255)5229-0291

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)
Authorized to Received Notices and Communications on Behalf of Person Furnishing Form
December 18, 2009

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
(a)	Not applicable.
(b)	Not applicable.
Item 2. Informational Legends
This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
(1)
II.(1) - 1.1	English translation of First Call to the General Ordinary Shareholders Meeting of Financiera Independencia, S.A.B. de C.V., SOFOM ENR, to be held on December 17, 2009, dated December 1, 2009.
II.(1) - 1.2
English translation of the informative memorandum ("decalición de información ) , issued by Financiera Independencia, S.A.B. de C.V., SOFOM ENR on Decmber 5, 2009 informing its shareholders about the company’s corporate restructuring plan consisting in the acquisition of Financiera Finsol, S.A. de C.V., SOFOM ENR, Finsol, S.A. de C.V., Finsol Vida, S.A. de C.V. and Financiera Popular Finsol, S.A. de C.V., SOFIPO.

II.(1) – 1.3	English translation of the summary of the resolutions adopted at the General Ordinary Shareholders’ Meeting of Financiera Independencia, S.A.B. de C.V., SOFOM ENR held on December 17, 2009.
II.(1) – 1.4
English translation of Notice to the Shareholders, dated December 18, 2009, issued by Financiera Independencia, S.A.B. de C.V., SOFOM ENR concerning the shareholders' preemptive rights to subscribe and pay the capital increase by the Company's shareholders meeting of Dec. 17 2009.

II.(1) – 1.5
English translation of press release, dated December 18, 2009, issued by Financiera Independencia, S.A.B. de C.V., SOFOM ENR announcing the resolutions adopted at the General Ordinary Shareholders’ Meeting of Financiera Independencia, S.A.B. de C.V., SOFOM ENR held on December 17, 2009 and the interest of Eton Park to subscribe and pay up to 85 million shares subject to the shareholders' preemptive right and to subscribe certain warrants.

(2)	Not applicable.

(3)	Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS
Financiera Independencia, S.A.B de C.V., SOFOM ENR is filing with the Commision together with this Form CB, a written irrevocable consented power of attorney on Form F-X.

PART IV — SIGNATURES

By:	/s/ Adeodato Carbajal O.
	Name:	Adeodato Carbajal O.
	Title:	Financial Sub-Manager
Date: December 21, 2009